UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR MAY 15, 2001

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                              LOCALIZA SYSTEM LTDA.
                     PRIME PRESTADORA DE SERVICOS S/C LTDA.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                         Avenida Bernardo Monteiro, 1563
                            Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil

                      -------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)
                    FORM 20-F ___X___   FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                    YES ______          NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

Localiza Rent a Car S.A . and subsidiaries
1.Consolidated Balance Sheets - March 31,2000 and 2001
2.Consolidated Statements of Income for the period ended March 31,2000 and 2001 3.Summary Financial Data by Business Segmentfor the period ended March 31,2000 and  2001
4.Reclassification of Certain Financial Statement Itens
5.Selected Historical Financial and Other Data - 1Q2000 and 1Q2001

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS - MARCH 31, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )

                                                             March 31,
                                                     -----------------------
                                                       2000           2001
                                                     --------       --------
CURRENT ASSETS:

Cash and cash equivalents                              14,384         36,233

Marketable securities                                  73,319         83,677

Accounts receivable, net                               25,865         38,351

Revenue-earning vehicles, net                         104,113        152,089

Prepaid expenses and other                             15,709         20,094
                                                      -------        -------
                                                      233,390        330,444
                                                      -------        -------
NONCURRENT ASSETS:

Revenue-earning vehicles, net                          86,205         86,756

Escrow deposits                                        13,653         18,169

Receivables from related parties                        1,456             70

Compulsory loans                                        5,535          2,063

Prepaid expenses                                        2,968          2,215

Deferred income taxes                                   9,991          9,785

Recoverable taxes and other                               967             11
                                                      -------        -------
                                                      120,775        119,069
                                                      -------        -------

PROPEERTY AND EQUIPMENT, NET                            7,807          8,146
DEFERRED CHARGES                                           -           4,747
                                                      -------         ------
                                                        7,807         12,893
                                                      -------         ------

Total assets                                          361,972        462,406
                                                      =======        =======

                  LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS - MARCH 31, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                 ( Unaudited )

                                                             March 31,
                                                     -----------------------
                                                       2000           2001
                                                     --------       --------
CURRENT LIABILITIES:

Short-term loans                                        4,775         18,662

Current portion of long-term debt                       8,905         11,017

Accounts payable                                       12,768         13,180

Payroll and related charges                             5,103          5,066

Income and social contribution taxes                    7,636          4,794

Taxes, other than on income                             1,298          1,413

Advances from customers                                 1,307            627

Other                                                   1,998          2,355
                                                       ------         ------
                                                       43,790         57,114
                                                       ------         ------

NONCURRENT LIABILITIES:

Long-term debt                                        174,730        216,160

Reserve for contingencies                              18,580         23,368

Other                                                   3,105          1,288
                                                      -------        -------
                                                      196,415        240,816
                                                      -------        -------

MINORITY INTEREST                                         129             99


SHAREHOLDERS' EQUITY:

Capital Stock                                         106,303        117,523

Accumulated earnings                                   13,579         44,424

Other comprehensive income                              1,756          2,430
                                                      -------        -------
                                                      121,638        164,377
                                                      -------        -------
Total liabilities and shareholders' equity            361,972        462,406
                                                      =======        =======

                   LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

               FOR THE PERIOD ENDED MARCH 31, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )

                                                     Period ended March 31,
                                                    -------------------------
                                                       2000            2001
                                                     --------        -------
NET REVENUES:

Car  rental                                            25,098         32,012

Fleet management                                       21,209         27,628

Franchising                                             1,547          1,368

Used car sales                                         19,375         36,586
                                                       ------        -------
Total revenues                                         67,229         97,594
                                                       ------        -------


EXPENSES AND COSTS:

Direct operating                                     (13,838)       (19,326)

Cost of used car sales                               (14,421)       (26,054)

Selling, general and administrative                   (8,648)       (10,599)

Depreciation of vehicles                             (10,996)       (15,348)

Other depreciation and amortization                     (754)          (509)
                                                     -------        -------
                                                     (48,657)       (71,836)
                                                     -------        -------

Operating income                                      18,572         25,758

FINANCIAL EXPENSE, NET                                  (999)       (13,793)

DEFERRED CHARGES AMORTIZATION                            (24)          (253)

NONOPERATING INCOME, NET                                   2          4,538
                                                      ------         ------

Income before taxes and minority interest             17,551         16,250
                                                      ------         ------

INCOME TAXES                                          (6,046)        (5,436)
                                                      ------         ------

Net income before minority interest                   11,505         10,814


MINORITY INTEREST                                        (27)            (5)
                                                      ------         ------

Net income                                            11,478         10,809
                                                      ======         ======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

                  FOR THE PERIOD ENDED MARCH 31, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )


                                            Period ended March 31,
                                           -------------------------
                                              2000            2001
                                            -------          ------
      NET REVENUES:

      Car rental                            25,098           32,012

      Fleet management                      21,209           27,628

      Franchising                            1,547            1,368

      Used car sales                        19,375           36,586
                                            ------           -------
                                            67,229           97,594
                                            ------           -------


      DEPRECIATION:

      Car  rental                           (3,983)          (8,318)

      Fleet management                      (7,013)          (7,030)

      Other                                   (754)            (509)
                                            ------           -------
                                           (11,750)         (15,857)
                                            ------           -------


      OPERATING INCOME:

      Car  rental                            9,190            7,966

      Fleet management                       8,326           12,456

      Franchising                              641              212

      Used car sales                         3,512            7,941

      Corporate expenses                    (2,343)          (2,308)

      Other depreciation                      (754)            (509)
                                            ------           ------
                                            18,572           25,758
                                            ------           ------


      OPERATING MARGIN:

      Car  rental                            36.6%             24.9%

      Fleet management                       39.3%             45.1%

      Franchising                            41.4%             15.5%

      Used car sales                         18.1%             21.7%

      Total                                  27.6%             26.4%

                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES
                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA
     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                 ( Unaudited )


                                                         1 Q 2000   1 Q 2001
                                                         --------   --------
STATEMENT OF OPERATIONS DATA:

Net revenues:
  Car rental                                               25,098     32,012
  Fleet management                                         21,209     27,628
                                                           ------     ------
    Total vehicle rental                                   46,307     59,640

  Used car sales                                           19,375     36,586
  Franchising                                               1,547      1,368
                                                           ------     ------
Total net revenues                                         67,229     97,594

Direct operating costs and expenses:
  Car rental                                               (8,381)   (11,373)
  Fleet management                                         (4,551)    (6,843)
                                                           ------    -------
    Total vehicle rental                                  (12,932)   (18,216)

  Franchising                                                (906)    (1,110)
  Cost of used car sales                                  (14,421)   (26,054)
                                                          -------    -------
Total direct operating costs and expenses                 (28,259)   (45,380)
                                                          -------    -------
Gross profit                                               38,970     52,214
Selling, general and administrative expenses:
  Adverstising, promotion and selling:
    Car rental                                             (3,544)    (4,355)
    Fleet management                                       (1,319)    (1,299)
    Used car sales                                         (1,442)    (2,591)
    Franchising                                                 -        (46)
                                                           ------     ------
      Total adverstising, promotion and selling            (6,305)    (8,291)

  General and administrative expenses                      (2,249)    (2,282)
  Other                                                       (94)       (26)
                                                            -----     ------
Total selling, general, administrative and other expenses  (8,648)   (10,599)

Depreciation expenses:
  Vehicle depreciation expenses:
    Car rental                                             (3,983)    (8,318)
    Fleet management                                       (7,013)    (7,030)
                                                           ------     ------
      Total vehicle depreciation expenses                 (10,996)   (15,348)

  Non-Vehicle depreciation and amortization expenses         (754)      (509)
                                                           ------     ------
Total depreciation expenses                               (11,750)   (15,857)
                                                           ------     ------

Operating income                                           18,572     25,758

Financial Interest:
   Expense                                                 (7,333)    (6,540)
   Income                                                   3,660      4,485
   Tax on financial revenues                                   (5)      (448)
   Monetary variation and exchange loss                     4,344    (19,106)
   Monetary variation and exchange gain                    (1,665)     7,816
                                                           ------     ------
      Financial interest (expense) income, net               (999)   (13,793)

Deferred charges amortization                                 (24)      (253)

Nonoperating income, net                                        2      4,538
                                                           ------     ------
Income before taxes and minority interest                  17,551     16,250

Income taxes                                               (6,046)    (5,436)

Minority interest                                             (27)        (5)
                                                           ------     ------
Net income                                                 11,478     10,809
                                                           ======     ======

                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )


STATEMENT OF OPERATIONS DATA                             1 Q 2000   1 Q 2001
                                                         --------   --------
OTHER DATA :

EBITDA                                                     30,298     41,615

Vehicle Depreciation Expense                              (10,996)   (15,348)
                                                           ------    -------
Adjusted EBITDA                                            19,302     26,267
                                                           ======    =======






             Reclassification of Certain Financial Statement Items

In order to conform with the presentation in the 2000 financial statements, certain amounts in Localiza's results of operations for 2000 have been reclassified, such as:


Reclassification of 1Q2000 expenses related to voice and data transmission from general & administrative expenses in the amount of R$319 to Car Rental Direct Operating Costs in the amount of R$291 and Used Car Sales advertising, promotion and selling expenses in the amount of R$28.

                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )


SELECTED OPERATING DATA:                                 1 Q 2000   1 Q 2001
                                                         --------   --------

Fleet at the end of period:
   Car Rental                                               5,585      8,041
   Fleet Management                                         9,363     10,959
                                                           ------     ------
     Total                                                 14,948     19,000

Average Operating Fleet Age (months)                          8.6       10.9

Number of Rental Days:
  Car Rental                                              367,061    488,995
  (-)Rental Days to Total Fleet's replacement service      (5,831)    (6,022)
                                                          -------    -------
     Total                                                361,230    482,973
  Fleet Management                                        732,180    921,090


Utilization Rates:
  Car Rental                                               75.88%     71,67%
  Fleet Management                                         96.95%     97,43%

Numbers of Cars Purchased:
  Car Rental                                                  305        764
  Fleet Management                                          1,765        836
                                                            -----      -----
     Total                                                  2,070      1,600

Average Purchase Price                                      14.60      16.98

Total Investment in Fleet                                30,226.5   27,172.8


Numbers of Cars Sold:
  Car Rental                                                  868      1,667
  Fleet Management                                            541        715
                                                            -----      -----
     Total                                                  1,409      2,382

Average Car Price                                           13.48      14.80

Depreciation per car...(R$)                               3,194.9    3,394.7

Average Annual Revenue per Owned
 Car in Operation......(R$)
  Car Rental                                             18,937.0   17,126.0
  Fleet Management                                       10,110.0   10,477.9

Average Rental Revenue per Rental
 Car per Day...........(R$)
  Car Rental(deducted Total Fleet's replacement service)    69.48      66.28
  Fleet Management                                          28.97      29.87